PHH Alternative Mortgage Trust Series 2007-2 (Group II)

The following is a free writing prospectus.  The information in this free writing prospectus is preliminary and is subject to change.

FREE WRITING PROSPECTUS
PHH Mortgage Corporation

$[272,422,401] (Approximate) (Total Offered and Non-Offered Certificates)
PHH Alternative Mortgage Trust Series 2007-2 (Group II)

Deutsche Alt-A Securities, Inc. (Depositor) PHH Alternative Mortgage Trust, Series 2007-2 (Issuing Entity)

Underwriter

April 10, 2007

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank toll-free at 1-800-503-4611.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and is subject to change.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.  THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.  The information in this free writing prospectus may be based on preliminary assumptions about the pool assets and the structure.  Any such assumptions are subject to change.

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the “Depositor”).  Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov. Once available, the base prospectus and prospectus supplement may be obtained without charge by contacting Deutsche Bank Securities Inc.’s (“DBSI”) toll free at 1-800-503-4611. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement (collectively, the “Prospectus”). The information in this free writing prospectus is preliminary and is subject to change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.  You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the “Computational Materials”) which have been prepared by DBSI in reliance upon information furnished by the Depositor.  Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein.  As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance.  These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.  Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods.  In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials.  Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls.  The specific characteristics of the securities may differ from those shown in the Computational Materials by a permitted variance of +/- 5% prior to issuance.  Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.  Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.  You may withdraw your indication of interest at any time.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued.  Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus.  If that condition is not satisfied, we will notify you, and neither the depositor nor DBSI will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE DEPOSITOR OF THE SECURITIES OR ANY OF ITS AFFILIATES.  DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE DEPOSITOR IN CONNECTION WITH THE PROPOSED TRANSACTION.

FREE WRITING PROSPECTUS DATED April 10, 2007

PHH Alternative Mortgage Trust
Series 2007-2
$[272,422,401] (Approximate)

(Total Offered and Non-Offered Certificates)

All dollar amounts and percentages contained herein are subject to a permitted variance of +/- 5%

Structure Overview(1)
To Maturity
Class	Approximate Size ($)	Type	WAL (yrs) to Pricing Speeds(2)	Pass-Through Rate	Interest Accrual Basis	Legal Final Maturity	Expected Ratings (S/F)
Offered Certificates
II-B-1	6,130,000	Fixed	10.06	6.00%	30/360	May 2037	AA / AA
II-B-2	3,405,000	Fixed	10.06	6.00%	30/360	May 2037	A / A
II-B-3	2,043,000	Fixed	10.06	6.00%	30/360	May 2037	BBB / BBB
Total Offered	$11,578,000
Non-Offered Certificates
II-1A	245,075,900	Fixed	4.12	6.00%	30/360	May 2037	AAA / AAA
II-2A	10,526,000	Fixed	3.44	6.00%	30/360	May 2022	AAA / AAA
II-1AX	Notional	Interest Only	N/A	6.00%	30/360	N/A	AAA / AAA
II-2AX	Notional	Interest Only	N/A	6.00%	30/360	N/A	AAA / AAA
II-1PO	995,600	Principal Only	4.43	NA	30/360	May 2037	AAA / AAA
II-2PO	159,986	Principal Only	3.68	NA	30/360	May 2022	AAA / AAA
II-AR	100	Residual	0.08	6.00%	30/360	May 2007	AAA / AAA
II-B-4	1,771,000	Fixed	10.06	6.00%	30/360	May 2037	BB / BB
II-B-5	1,362,000	Fixed	10.06	6.00%	30/360	May 2037	B / B
II-B-6	953,815	Fixed	10.06	6.00%	30/360	May 2037	NR / NR
Total Non-Offered	$260,844,401
(1) The Structure is preliminary and subject to change
(2) The Pricing Speed for the Certificates is 100% PPC (8% CPR growing to 20% CPR over 12 months, 20% CPR thereafter), run to maturity.

Transaction Overview

The Certificates:

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The Class II-1A, Class II-2A, Class II-1AX, Class II-2AX, Class II-1PO, Class II-2PO and Class II-AR Certificates are referred to herein as the “Senior Certificates.” The Class II-B-1, Class II-B-2, Class II-B-3, Class II-B-4, Class II-B-5 and Class II-B-6 Certificates are referred to herein as the “Subordinate Certificates.” The Class II-AR Certificates are referred to herein as the “Residual Certificates.” Together, the Senior Certificates and the Subordinate Certificates are referred to herein as the “Certificates.”

Offered Certificates:	■ The Class II-B-1, Class II-B-2 and Class II-B-3 Certificates will be referred to herein as the “Offered Certificates.”

Non-Offered Certificates:	■ The Senior Certificates, the Class II-B-4, Class II-B-5, and the Class II-B-6 Certificates will be referred to herein as the “Non-Offered Certificates.”

Collateral:

■

All of the mortgage loans (the “Group II Mortgage Loans”) are secured by first liens.

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As of the Cut-off Date, the aggregate stated principal balance of the Group II Mortgage Loans is expected to be approximately $272,422,402.  The Group II Mortgage Loans will consist of conforming and non-conforming balance, fixed rate mortgage loans with 15 year and 30 year amortization schedules.

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As of the Cut-off Date, the aggregate stated principal balance of the Subgroup II-1 Mortgage Loans is expected to be approximately $261,084,181.  The Subgroup II-1 Mortgage Loans will consist of conforming and non-conforming balance, fixed rate mortgage loans with 30 year amortization schedules.

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As of the Cut-off Date, the aggregate stated principal balance of the Subgroup II-2 Mortgage Loans is expected to be approximately $11,338,222.  The Subgroup II-2 Mortgage Loans will consist of conforming and non-conforming balance, fixed rate mortgage loans with 15 year amortization schedules.

 NOTE:  The information related to the Group II Mortgage Loans described herein reflects preliminary information.  It is expected that on or prior to the Closing Date, certain loans may be prepaid or otherwise removed from the pool of mortgage loans and additional mortgage loans may be added to the pool of mortgage loans.  The characteristics of the pool of mortgage loans may vary from those reflected herein and the aggregate stated principal balance of the Group II Mortgage Loans as of the Closing Date may be greater than or less than the aggregate stated principal balance of the Group II Mortgage Loans presented herein by up to 5%.  Consequently, the initial aggregate class certificate balance of the Certificates may vary up to 5% from the amounts shown herein.

Pricing Speed:	■ 100% PPC for the Certificates is equal to 8% CPR growing to 20% CPR over 12 months and 20% CPR thereafter.

Depositor:	■ Deutsche Alt-A Securities, Inc.

Sponsor, Originator and Servicer:	■ PHH Mortgage Corporation

Transferor:	■ DB Structured Products, Inc.

Sellers:	■ The Sponsor and Bishop’s Gate Residential Mortgage Trust

Master Servicer, Securities Administrator, and Custodian:	■ Wells Fargo Bank, National Association

Trustee:	■ HSBC Bank USA, National Association

Cut-off Date:	■ April 1, 2007

Closing Date:	■ On or about April 26, 2007

Transaction Overview (Cont.)

Registration:	■ The Offered Certificates, will be made available in book-entry form through DTC.
Federal Tax Treatment:	■ It is anticipated that the Certificates will be treated as REMIC regular interests for federal income tax purposes.

Cleanup Call:	■ 10% Clean-up call.

Distribution Dates:	■ 25th day of each month, or next business day, commencing in May 2007.

ERISA:

■

In general, the Class II-B-1, Class II-B-2 and Class II-B-3 Certificates are expected to be ERISA eligible.  Prospective investors should review with legal advisors as to whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA:

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The Class II-B-1 Certificates are expected to constitute “mortgage related securities” under SMMEA so long as they are rated in one of the two highest rating categories by at least one of the Rating Agencies.

Credit Enhancement:	■ Credit Enhancement will be provided by a senior/subordinate shifting interest structure. Subordination for the Senior Certificates is expected to be approximately 5.75% initially.

Cashflow Description:

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Distributions on the certificates will be made on each Distribution Date.  The payments to the certificates, to the extent of the available funds, will be made in the following amounts and according to the following priority:

1.

Payments of interest, pro rata, to the Senior Certificates (other than the Class II-1PO and II-2PO Certificates) then entitled to receive interest payments from their respective collateral groups.

2.

Payments of principal, to the Class II-AR and Class II-1A Certificates sequentially, until reduced to zero, from the Subgroup II-1 Senior Principal Distribution Amount and to the Class II-2A Certificates, until reduced to zero, from the Subgroup II-2 Senior Principal Distribution Amount.

3.

Payments of principal to the Class II-1PO and Class II-2PO Certificates, the related PO Percentage of principal received on the respective Subgroup II-1 and Subgroup II-2 Discount Mortgage Loans, until reduced to zero.

4.

Payments of interest and then principal sequentially to the Class II-B-1, Class II-B-2, Class II-B-3, Class II-B-4, Class II-B-5 and Class II-B-6 Certificates, in that order, so that each such class shall receive interest calculated at a per annum rate equal to its respective Pass-Through Rate multiplied by its respective class certificate balance and principal in an amount equal to each such class’ allocable share of the Subordinate Principal Distribution Amount.

Relationship between Subgroups and Certificates:

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The Class II-1A, Class II-AR, Class II-1AX and Class II-1PO Certificates will receive payments of principal and interest, as applicable, primarily from collections on the Subgroup II-1 Mortgage Loans. The Class II-2A, Class II-2AX and Class II-2PO Certificates will receive payments of principal and interest, as applicable, primarily from collections on the Subgroup II-2 Mortgage Loans. The Subordinate Certificates will receive payments of principal and interest from collections on all Group II Mortgage Loans.

PO Percentage:

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The PO Percentage with respect to any Discount Mortgage Loan will be equal to (i) the excess of the applicable Required Coupon over the net mortgage rate of such Discount Mortgage Loan divided by (ii) the applicable Required Coupon.  The PO Percentage with respect to any Non-Discount Mortgage Loan will be 0%.

Non-PO Percentage:

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The Non-PO Percentage with respect to the Discount Mortgage Loans will be equal to the net mortgage rate of such Discount Mortgage Loan divided by the applicable Required Coupon.  The Non-PO Percentage with respect to any Non-Discount Mortgage Loan will be 100%.

Transaction Overview (Cont.)

Discount Mortgage Loan:	■ A Discount Mortgage Loan is a Group II Mortgage Loan with a net mortgage rate less than the applicable Required Coupon.

Required Coupon:	■ For the Subgroup II-1 and Subgroup II-2 Mortgage Loans, 6.00% per annum.

Senior Prepayment Percentage:

■

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans in the related Subgroup on any Distribution Date during the first five years following the Closing Date. Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus: for any Distribution Date during the sixth year after the closing date, 70% of the related Subordinate Percentage; for any Distribution Date during the seventh year after the closing date, 60% of the related Subordinate Percentage; for any Distribution Date during the eighth year after the closing date, 40% of the related Subordinate Percentage; for any Distribution Date during the ninth year after the closing date, 20% of the related Subordinate Percentage; and for any Distribution Date thereafter, the related Senior Percentage for that Distribution Date, provided that (i) the principal balance of the Group II Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of the aggregate certificate principal balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses incurred on the Group II Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50%, respectively, for each test date.

Senior Percentage:

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With respect to any Distribution Date and the Senior Certificates related to either Subgroup, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of such related Senior Certificates (not including the related Class II-AX and Class II-PO Certificates) immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the mortgage loans in the related Subgroup, other than the related PO Percentage of any related Discount Mortgage Loans as of the first day of the related Due Period.

Subordinate Percentage:	■ For any Distribution Date will be 100% minus the related Senior Percentage for such Distribution Date.

Principal Distribution Amount:

■

With respect to each Distribution Date and Subgroup will be the sum of:

1.

scheduled principal payments on the Group II Mortgage Loans in the related Subgroup due during the related due period;

2.

the principal portion of repurchase proceeds received with respect to the Group II Mortgage Loans in the related Subgroup which were repurchased as permitted or required by the pooling and servicing agreement during the related prepayment period; and

3.

any other unscheduled payments of principal which were received on the Group II Mortgage Loans during the related prepayment period, other than prepayments in full, prepayments in part or Liquidation Principal.

Transaction Overview (Cont.)

PO Principal Distribution Amount:

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With respect to each Distribution Date and Subgroup a distribution allocable to principal made to holders of the related Class PO Certificates from the available funds remaining after the related senior interest distribution amount is distributed, equal to the related PO Percentage of the Principal Distribution Amount and Principal Prepayment Amount on each Discount Mortgage Loan in such Subgroup.

Senior Principal Distribution Amount:

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With respect to any distribution date and either Subgroup, the lesser of (a) the balance of the available funds remaining after the senior interest distribution amount and related PO Principal Distribution Amount to such Subgroup is distributed, and (b) the sum of:  (i) the product of (1) the related Senior Percentage and (2) the related Non-PO Percentage of Principal Distribution Amount for that Subgroup and (ii) the product of (1) the related Senior Prepayment Percentage and (2) the related Non-PO Percentage of Principal Prepayment Amount for that Subgroup.

Subordinate Principal Distribution Amount:

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With respect to any distribution date, the Subordinate Certificates will be entitled to receive the portion of available funds from each Subgroup remaining after the senior interest distribution amount, PO Principal Distribution Amount, Senior Principal Distribution Amount and subordinate interest distribution amount for both Subgroups is distributed.

Principal Prepayment Amount:

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With respect to each Distribution Date and each Subgroup will be the sum of:

1.

all partial principal prepayments and all prepayments in full which were received during the related prepayment period and

2.

any subsequent recoveries on Group II Mortgage Loans in that Subgroup received during the related prepayment period.

Liquidation Principal:

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With respect to each Distribution Date, the principal portion of net liquidation proceeds received with respect to each Group II Mortgage Loan which became a liquidation loan (but not in excess of the principal balance thereof) during the calendar month preceding the month of such Distribution Date.

Allocation of Losses:

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Realized losses on the Group II Mortgage Loans will be allocated to the most junior class of Certificates outstanding, beginning with the Class II-B-6 Certificates, until the certificate principal balance of each such class of the Subordinate Certificates has been reduced to zero.  Thereafter, any subsequent realized losses on Group II Mortgage Loans in either Subgroup will be allocated pro rata to the Senior Certificates related to such Subgroup (other than the related Class II-AX Certificates).

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The applicable Class II-PO Certificates will be allocated the related PO Percentage of the losses on the related Discount Mortgage Loans in the related Subgroup.

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Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) in the Group II Mortgage Loans in either Subgroup will be allocated, pro rata, to the Subordinate Certificates and Senior Certificates related to such Subgroup.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Fixed Rate Trading
Hyung Peak	212-250-2669
Mark Ginsberg	212-250-2669
Jason Kim	212-250-2669

ABS/MBS Banking
Michael Ciuffo	212-250-7905
Brian Haklisch	212-250-8745
Anjali Mecklai	212-250-4214
Chris Gibson	212-250-8269

ABS/MBS Structuring
Tol Ho	212-250-8560
Timur Otunchiev	212-250-7869

ABS/MBS Collateral
Bryan Faron	212-250-6627